December 17, 2009

Mr. Craig D. Wilson

Sr. Asst. Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

RE:	Microsoft Corporation

Form 10-K for the Fiscal Year Ended June 30, 2009

Filed July 30, 2009

01-14278

Dear Mr. Wilson,

Microsoft is in receipt of your December 11th, 2009 letter and appreciates the opportunity to respond to your comments.

Due to the availability of staff and outside advisors during the December holiday period, we anticipate requiring additional time to complete our response.

Therefore, we will provide you with a response no later than January 8th, 2010.

In the meantime please let me know if you have any questions or comments.

Sincerely,

/s/ Frank H. Brod
Frank H. Brod

Corporate Vice President, Finance and Administration

And Chief Accounting Officer

Microsoft Corporation is an equal opportunity employer.